Exhibit 99.14

NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

to be held on

MARCH 25, 2010

SANDSPRING RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 25, 2010

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Sandspring Resources Ltd. (the "Company") will be held at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, on Thursday, March 25, 2010 at 9:00 a.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the financial years ended December 31, 2008 and 2007 and the reports of the auditors thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.	to consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Company's stock option plan, as more particularly described in the accompanying management information circular;

5.	to consider, and if thought fit, to pass a special resolution to approve the continuance (the "Continuance") of the Company into the Province of Ontario pursuant to the provisions of the Business Corporations Act (Ontario), to amend the Company's articles of incorporation upon the Continuance, and to repeal the existing by-law of the Company and adopt a new by-law of the Company in connection with the Continuance, as more particularly described in the accompanying management information circular;

6.	to consider, and if thought fit, to pass a special resolution to empower the directors of the Company to determine by resolution the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors to be elected at the annual meeting of shareholders of the Company, as more particularly described in the accompanying management information circular; and

7.	to transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

     DATED this 18th day of February, 2010

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Richard A. Munson"

Richard A. Munson
Chief Executive Officer and Corporate Secretary

This notice is accompanied by the management information circular, the form of proxy, the supplemental mailing list return card, and the audited financial statements, including the reports of the auditors thereon, and management's discussion and analysis of the Company for the financial years ended December 31, 2008 and 2007.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please properly complete, sign, date and return the enclosed form of proxy to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Attention: Proxy Department, by mail at: 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or by fax at: (416) 263-9524 or 1 (866) 249-7775. Proxies must be received no later than 9:00 a.m. (Toronto time) on Tuesday, March 23, 2010, or if the meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory or civic holidays in the City of Toronto, Ontario).

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone at 1 (800) 564-6253.

Pursuant to Section 191 of the Business Corporations Act (Alberta) (the "ABCA"), registered shareholders of the Company are entitled to exercise rights of dissent in respect of the proposed Continuance and to be paid fair value for such shares. Shareholders of the Company wishing to dissent with respect to the Continuance must send a written objection to the Company, addressed to the President of the Company, at 8000 South Chester Street, Suite 375, Centennial, CO 80112, USA, at or prior to the time of the Meeting in order to be effective. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA may result in the loss of any right of dissent. Persons who are beneficial owners of shares of the Company registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered shareholders are entitled to dissent. Accordingly, a beneficial owner of shares of the Company desiring to exercise this right must make arrangements for the shares of the Company beneficially owned by such person to be registered in his, her or its name prior to the time the written objection to the special resolution to approve the Continuance is required to be received by the Company or, alternatively, make arrangements for the registered holder of his, her or its shares to dissent on his, her or its behalf. See "Rights of Dissent to the Continuance" in the accompanying management information circular for a description of a shareholder's right to dissent to the Continuance.

2

SANDSPRING RESOURCES LTD.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 25, 2010

This management information circular is furnished in connection with the solicitation of proxies by management of Sandspring Resources Ltd. (the "Company") for use at the annual and special meeting of shareholders of the Company (the "Meeting") to be held at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, on Thursday, March 25, 2010 at 9:00 a.m. (Toronto time) and any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting").  This management information circular and the enclosed form of proxy have been mailed to the registered holders of common shares of the Company (the "Common Shares") of record at the close of business on February 18, 2010 (the "Record Date"). Except to the extent otherwise stated herein, all information set forth herein is given as of the Record Date, and all dollar amounts set forth herein are stated in Canadian dollars. Information set forth herein as to shareholdings is based upon information supplied by the respective persons holding such Common Shares.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The Company will bear the cost of soliciting proxies on behalf of management. The Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding this proxy material to beneficial owners of Common Shares. In addition to solicitation by mail, certain officers, directors and employees of the Company may solicit proxies by telephone or personally, but will receive no compensation for so doing.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders ("Non- Registered Shareholders") because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy, the supplemental mailing list return card, and the audited financial statements, including the reports of the auditors thereon, and management's discussion and analysis of the Company for the financial years ended December 31, 2008 and 2007 (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)         be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)        be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete, sign, date and return the enclosed form of proxy to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Attention: Proxy Department, by mail at: 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or by fax at: (416) 263-9524 or 1 (866) 249-7775, no later than 9:00 a.m. (Toronto time) on Tuesday, March 23, 2010, or, if the Meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory or civic holidays in the City of Toronto, Ontario).

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder's or such other person's name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form, proxy or waiver of the right to receive Meeting Materials and to vote at any time by written notice to the Intermediary, provided that an Intermediary is not required to act on a revocation of a voting instruction form, proxy or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Manner Proxies will be Voted

To be voted, the accompanying form of proxy must be properly completed, signed, dated and returned to the offices of the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Attention: Proxy Department, by mail at: 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or by fax at: (416) 263-9524 or 1 (866) 249-7775, no later than 9:00 a.m. (Toronto time) on Tuesday, March 23, 2010, or, if the Meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory or civic holidays in the City of Toronto, Ontario).  On any ballot that may be called for at the Meeting, the Common Shares represented by such form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder appearing on such form of proxy, and, if a choice is specified therein in respect of any matter to be acted upon, will be voted in accordance with the specification made.  In the absence of such specification, such Common Shares will be voted for such matter.

The accompanying form of proxy confers discretionary authority upon the person acting as proxy thereunder with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendments, variations or any other matters, which may properly come before the Meeting.

Appointment of Proxies

Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act on his, her or its behalf at the Meeting.  Any shareholder wishing to exercise such right may do so by striking out the names of the management nominees and inserting in the blank space provided in the accompanying form of proxy the name of the person whom such shareholder wishes to appoint as proxy. A shareholder wishing to be represented by proxy at the Meeting, or any adjournment or postponement thereof, must in all cases deposit the properly completed, signed and dated proxy with the Company's registrar and transfer agent at the address or facsimile number and by the time specified under the heading "Manner Proxies Will be Voted", above.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be effected by written instrument revoking such proxy executed by the shareholder or by his, her or its attorney authorized in writing or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and deposited at the office of the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the date of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof. If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of an unlimited number of Common Shares and preferred shares of the Company (the "Preferred Shares"), of which 72,674,481 Common Shares and no Preferred Shares are issued and outstanding as at the Record Date. Each Common Share carries the right to one vote per Common Share. The quorum required for the Meeting is two persons holding or representing by proxy not less than 5% of the outstanding shares of the Company entitled to vote at the Meeting.

To the best of the directors' and officers' knowledge, no person beneficially owns or exercises control or direction, directly or indirectly, over voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company, other than:

Name	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Common Shares
Alfro Alphonso and Mercedario Limited(1)	9,353,526	12.9%
Crescent Global Gold Ltd.	30,525,030	42.0%
_____________________
 Notes:
(1)               1,722,268 are held by Mr. Alphonso and 7,631,258 are held by Mercedario Limited, a company in which Mr. Alphonso holds 50% of the outstanding shares.

Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or at any adjournment or postponement thereof (subject in the case of voting by proxy to the timely deposit of a properly completed, signed and dated proxy with Computershare Trust Company of Canada as specified herein and in the Notice of Meeting).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, to the best of management's knowledge, no director or executive officer of the Company, or any person who has held such a position since January 1, 2009, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Audited Financial Statements

The audited financial statements of the Company for the financial years ended December 31, 2008 and 2007 and the reports of the auditors thereon will be presented before the Meeting. The audited financial statements for the financial years ended December 31, 2008 and 2007, the report of the auditors thereon and management's discussion and analysis, were mailed to shareholders of the Company with this management information circular.

Election of Directors

Seven directors are to be elected at the Meeting to serve until the next annual meeting of shareholders or until their respective successors are duly appointed. All of the following persons whose names are set out below have been nominated by the board of directors of the Company (the "Board") for election as directors at the Meeting. The term of office of all present directors of the Company expires when the new directors have been elected at the Meeting.

Unless the shareholder has specified in the proxy that his, her or its Common Shares are to be withheld from voting in the election of directors, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of electing as directors the nominees named below, provided that if any one or more of such nominees should become unavailable for election for any reason, the persons named in the accompanying form of proxy, unless instructed to withhold from voting, will vote the Common Shares represented thereby in favour of the election of the remaining nominees as directors and such other substitute nominee(s) as John R. Adams, Lead Director of the Company, may designate. The Company has been informed by each nominee that he is willing to stand for election and to serve as a director. The following information is submitted with respect to the nominees for election as directors:

Name & Municipality of Residence(1)(2)	Position with the Company	Principal Occupation Currently and During Past Five Years	Common Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)
John R. Adams(4) Steamboat Springs, Colorado, USA	Lead Director since November 24, 2009	Mr. Adams is the President and a director of ETK Inc. He is also the Chairman, President and a director of the privately held Energy Fuels group of companies based in Steamboat Springs, Colorado.	5,840,855(5)

Name & Municipality of Residence(1)(2)	Position with the Company	Principal Occupation Currently and During Past Five Years	Common Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)
P. Greg Barnes(4) Centennial, Colorado, USA	Director since February 3, 2010	Mr. Barnes is currently a director of several privately held companies, including Three Palms LLC, Galaxy Funds, Inc., ETK Inc., T.H.E. Oilfield Services Ltd. and Hunter Energy Shares LLC.	120,987

Abraham P. Drost Thunder Bay, Ontario, Canada	President since November 24, 2009 and proposed director	Mr. Drost is currently a director of Mega Precious Metals Inc. and a director of Marksmen Capital Inc. Mr. Drost was the President and Chief Executive Officer of Source Exploration Corp. from July 2008 to September 2009 and is presently a director of that company since September 2007. In addition, Mr. Drost served as president of Sabina Silver Corp. from December, 2004 to August 2007 and as director of that company from September 2004 to June 2008.	220,000

Richard A. Munson Littleton, Colorado, USA	Director, Chief Executive Officer and Corporate Secretary since November 24, 2009	Mr. Munson is currently the Executive President and a director of ETK Inc. Mr. Munson is also Executive Vice President and a director of the privately held Energy Fuels group of companies based in Steamboat Springs, Colorado.	Nil(6)

Mark C. Maier(4) Calgary, Alberta, Canada	Director since September 9, 2006	Mr. Maier was employed by Merrill Lynch (London) as an Associate Vice President, whereafter, he worked in Florida, USA, as a Risk Manager for AVM L.P., a registered broker/ dealer and service company to III Associates L.P., a hedge fund advisor. Currently, Mr. Maier is the Vice President Corporate Development of Aurum Group, and investment manager for Alpha Vest Partners and Aurum Venture Partners.	1,096,254

Gerald Grandey Saskatoon, Saskatchewan, Canada	Proposed director	Mr. Grandey is the President, Chief Executive Officer and a director of Cameco Corporation and has held such positions for the past five years.	Nil(7)

Name & Municipality of Residence(1)(2)	Position with the Company	Principal Occupation Currently and During Past Five Years	Common Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)
Brad Doores Toronto, Ontario, Canada	Proposed director	Mr. Doores is the Vice President and Assistant General Counsel of Barrick Gold Corporation and has held such positions for the past five years.	20,000
_____________________
Notes:
(1)           To the best of management's knowledge, no proposed director is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:
(a) while the proposed director was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (collectively, an "Order"); or
(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
(2)           To the best of management's knowledge, no proposed director:
(a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
(3)           The proposed directors have provided the information regarding the number of Common Shares or any common shares of the Company's subsidiaries that they beneficially own, control or direct, directly or indirectly.
(4)           Member of the Audit Committee.
(5)           Includes Common Shares held by Crescent Global Gold Ltd. ("CGG"), over which Mr. Adams (including the associates and affiliates of Mr. Adams), may be said to exercise control or direction indirectly as to 5,125,153 Common Shares, by virtue of his ownership of approximately 23% of the issued and outstanding common shares of Crescent Global Resources Ltd. ("CGR") (which entity owns approximately 73% of the issued and outstanding common shares of CGG). Does not include: (i) 3,886,203 Common Shares held by The GoldHeart Trust (a 17.44% shareholder of CGG), in respect of which Mr. Adams is the settlor but has no control or direction; (ii) 2,524,705 Common Shares held by JRA 1985 Insurance Trust (an 11.35% shareholder of CGG), in respect of which Mr. Adams is the settlor but has no control or direction; and (iii) 615,016 Common Shares held by WJT Trust (a 2.77% shareholder of CGG), in respect of which Mr. Adams is the settlor but has no control or direction.
(6)           Does not include 2,223,748 Common Shares held by Red Rocks Trust (a 10% shareholder of CGR, which entity owns approximately 73% of the issued and outstanding common shares of CGG), in respect of which Mr. Munson is the settlor but has no control or direction.
(7)           Does not include 1,266,780 Common Shares held by Guyana Resource Partners LLP (a 4.15% shareholder of CGG), in respect of which Mr. Grandey is a limited partner and in which Mr. Grandey owns approximately 23% of the issued and outstanding limited partnership units.

Appointment of Auditor

The Board proposes to nominate KPMG LLP, Chartered Accountants, for re-appointment as the auditor of the Company to hold office until the next annual meeting of shareholders.

Effective December 18, 2009, KPMG LLP was appointed as the Company’s auditors and Deloitte & Touche LLP, Chartered Accountants, having served as the Company’s auditors since March 2007, resigned. There were no reportable events between Deloitte & Touche LLP and the Company, as defined in National Instrument 51-102 - Continuous Disclosure Obligations. A copy of the notice of change of auditor (the “Change of Auditor Notice”) is set out in Appendix A herein, along with letters from both the resigning and succeeding auditors agreeing with the statements made in the Change of Auditor Notice.

Unless the shareholder has specified in the proxy that his, her or its Common Shares are to be withheld from voting in the appointment of the auditor, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of appointing KPMG LLP as auditor of the Company and authorizing the directors to fix their remuneration.

Ratification of Stock Option Plan

On March 16, 2007, the Board established an incentive stock option plan (the “Stock Option Plan”) to provide additional incentive to its directors, officers, employees and consultants of the Company. The maximum number of Common Shares reserved for issuance under the Stock Option Plan is 10% of the issued and outstanding Common Shares.

Under the TSX Venture Exchange (the “TSXV”) Policy 4.4, the Stock Option Plan is considered a rolling plan, which reserves for issuance a rolling maximum of 10% of the number of common shares issued and outstanding on the date of grant, and therefore must receive approval yearly at the Company’s annual meeting of shareholders. In addition, the Stock Option Plan must be submitted for TSXV review and acceptance each year. A copy of the Stock Option Plan is set out in Appendix B herein.

As at the date hereof, the Company has 72,674,481 Common Shares issued and outstanding. Accordingly, a maximum of 7,267,448 Common Shares are available for issuance pursuant to stock options granted under the Stock Option Plan as of the date hereof. As of the date hereof, there were 4,713,100 stock options outstanding under the Stock Option Plan, leaving 2,554,348 common shares available for grant of further stock options.

The Company requests that the shareholders ratify, confirm and approve the Stock Option Plan. The rules of the TSXV require that the Stock Option Plan be approved by the affirmative vote of a simple majority of the votes cast in person or by proxy at the Meeting. Accordingly, the shareholders will be asked at the Meeting to pass the following ordinary resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)        the Stock Option Plan, in the form attached to this management information circular as Appendix B, is hereby ratified, confirmed and approved;

(b)        the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan entitling all of the optionholders in aggregate to purchase up to such number of Common Shares as is equal to 10% of the number of Common Shares issued and outstanding on the applicable grant date;

(c)        the Board or any committee of the Board, pursuant to the terms of the Stock Option Plan, is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Stock Option Plan, the shareholders; and

(d)        any one or more directors or officers be and are hereby authorized, upon the Board resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution.”

Unless the shareholder has specified in the proxy that his, her or its Common Shares are to be voted against the ratification, confirmation and approval of the Stock Option Plan, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of the foregoing resolution.

Approval of the Continuance of the Company into the Province of Ontario

The shareholders will be asked to consider and, if thought appropriate, to pass, with or without variation, a special resolution to: (i) approve the continuance (the "Continuance") of the Company into the Province of Ontario pursuant to the provisions of the Business Corporations Act (Ontario) (the "OBCA"); (ii) amend the Company's articles upon the Continuance; and (iii) repeal the existing general by-law of the Company and adopt a new general by-law for the Company in connection with the Continuance, the form of such new by-law being included herein as Appendix C, as more particularly described in this management information circular.

The Continuance will affect certain of the rights of shareholders as they currently exist under the Business Corporations Act (Alberta) (the "ABCA"). Shareholders should consult their own independent legal advisors regarding implications of the Continuance which may be of particular importance to them.

Procedure in Alberta for the Continuance

In order for the Continuance to become effective:

(a)         the shareholders must authorize by special resolution the application by the Company (the "Continuance Application") to the Director appointed under the OBCA, requesting that the Company be continued as if it had been incorporated under the laws of the Province of Ontario;

(b)         the registrar of corporations under the ABCA (the "Registrar of Alberta") must approve the proposed Continuance into the Province of Ontario, upon being satisfied that the Continuance will not adversely affect creditors or shareholders of the Company;

(c)         the Company must file the notice of continuance with the Registrar of Alberta, who will then issue a certificate of discontinuance under the ABCA; and

(d)         on the date shown on the certificate of discontinuance, the Company becomes an Ontario corporation as if it had been incorporated under the laws of the Province of Ontario.

Effect of Continuance

Assuming that the special resolution relating to the Continuance is approved by the Shareholders at the Meeting, it is expected that the Continuance Application will be filed with the Director under the OBCA and the procedures outlined above will begin as soon as practicable thereafter, as determined by the Board in its sole discretion, in order to give effect to the Continuance.

On the effective date of the Continuance, holders of Common Shares will continue to hold one Common Share domiciled in the new jurisdiction for each Common Share held. The existing share certificates representing Common Shares of the Company's stock will not be cancelled. Holders of convertible securities of the Company on the effective date of the Continuance will continue to hold convertible securities to purchase an identical number of Common Shares on substantially the same terms.

The principal attributes of the Common Shares will be substantially the same to those of the corresponding shares of the Company, other than differences in shareholders' rights under the ABCA and the OBCA as described herein.

The Continuance, if approved, will affect a change in the legal domicile of the Company on the effective date thereof to the Province of Ontario, but the Company will not change its business or operations as a result of the Continuance.

As of the effective date of the Continuance, the election, duties, resignations and removal of the Company's directors and officers shall be governed by the OBCA and the Company will no longer be subject to the corporate governance provisions of the ABCA.

By operation of law applicable under the laws of the Province of Ontario, as of the effective date of the Continuance, all of the property, rights, privileges, franchises and liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of the Company immediately prior to the Continuance will continue to be the property, rights, privileges franchises, liabilities, contracts, disabilities and debts of the Company continued under the laws of the Province of Ontario. In addition, an existing conviction against, or ruling, order or judgment in favour of or against the Company immediately prior to the Continuance may be enforced against the Company continued under the laws of the Province of Ontario.

Reason for Continuance

The Company no longer has ties to Alberta, other than as the place of residence of Mark C. Maier, a director of the Company. The focus of the Company's business activity is in Toronto, Ontario and the Company wishes to move its registered office to the Province of Ontario. The Board is therefore of the view that it is in the best interests of the Company that it be continued under, and be made subject to, the provisions of the OBCA.

Comparison between Alberta and Ontario Corporate Law

The following is a summary only of certain differences and similarities between the OBCA, the statute that will govern the corporate affairs of the Company upon the Continuance, and the ABCA, the statute which currently governs the corporate affairs of the Company.

In approving the Continuance, the shareholders will be approving the adoption of the Continuance and Articles for the Company and will be agreeing to hold securities in a company governed by the OBCA. This management information circular summarizes some of the differences that could materially affect the rights and obligations of shareholders after giving effect to the Continuance. In exercising their vote, shareholders should consider the distinctions between the OBCA and the ABCA, only some of which are outlined below.

Notwithstanding the alteration of shareholders' rights and obligations under the OBCA and the proposed Continuance, the Company will still be bound by the rules and policies of the TSXV, the Alberta Securities Commission and the Ontario Securities Commission, as well as any other applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuance.

Charter Documents

Under the ABCA, the charter documents consist of "articles", which sets forth the name of the Company and the amount and type of authorized capital. The articles are filed with the Registrar of Alberta.

Under the OBCA, the Company has "articles", which set forth the name of the Company and the amount and type of authorized capital, and a "by-law", which governs the management of the Company. The articles are filed with the Director and the by-law is filed only with the Company's registered and records office.

If shareholders approve the Continuance under the OBCA, the articles of the Company will require amendment pursuant to which the Company will have unlimited authorized capital consisting of the Common Shares and the Preferred Shares, which is the same as the capitalization that the Company currently has under the ABCA.

If shareholders approve the Continuance under the OBCA, the by-laws must conform to the requirements of the OBCA. The full text of the new by-law is set out in Appendix C herein, which is in accordance with the provisions of the OBCA and will govern the management of the Company.

The Continuance to Ontario, the amendment to the articles of the Company and the adoption of the new by-law of the Company will not result in any substantive changes to the constitution, powers or management of the Company except as previously described.

Amendments to the Charter Documents of the Company

The OBCA and ABCA both require a two-thirds majority vote to make substantive changes to the Company's charter documents.

Other fundamental changes pursuant to both the OBCA and ABCA, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction, require a similar special resolution passed by the holders of shares of each class entitled to vote at a general meeting of the Company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Sale of the Company's Undertaking

Under the OBCA and ABCA, the approval of the shareholders of a corporation represented at a duly called meeting to which are attached not less than two-thirds of the votes entitled to vote upon a sale, lease or exchange or all or substantially all of the property of the corporation, and, where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each share of the Company carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

Rights of Dissent and Appraisal

The OBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by shareholders at the fair value of such shares. The dissent right is applicable where the company proposes to:

(a)        amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of a particular class or to add, change or remove any restriction on the business that the company may carry on;

(b)        continue under the laws of another jurisdiction;

(c)        sell, lease or exchange all or substantially all of its property; and

(d)        enter into a amalgamation, otherwise than under section 175 of the OBCA.

The ABCA provides a substantially similar right. See "Right of Dissent to the Continuance" in this management information circular for a description of a shareholder's right to dissent to the Continuance.

Oppression Remedies

Under the OBCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer. The ABCA provides a substantially similar right.

Shareholder Derivative Actions

Under the OBCA, an officer, shareholder, director, former shareholder, former director and former officer of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action, may apply to the court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. The ABCA provides a substantially similar right.

Requisition of Meetings

The ABCA provides that one or more shareholders of a company holding at least 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting. The OBCA also provides this right.

Form of Proxy and Information Circular for Reporting Companies

Under the ABCA, management of a reporting issuer must provide a form of proxy to each shareholder concurrently with giving notice of a meeting of shareholders. Management must also send an information circular in prescribed form if proxies are solicited by or on behalf of management. Reporting issuers governed by the ABCA must also comply with applicable securities legislation. For reporting issuers incorporated under the OBCA, these requirements are governed by both the OBCA and any applicable securities legislation.

Indemnification

The OBCA allows a company to indemnify a director or former director or officer or former officer of a corporation or its affiliates against all liability and expenses reasonably incurred by him or her in a proceeding to which he or she is made party by reason of being or having been a director or officer if he or she acted honestly and in good faith with a view to the best interests of the corporation and, in cases where an action is or was substantially successful on the merits of his or her defence of the action or proceeding against him or her in his capacity as a director or officer. The ABCA also provides a similar right.

Giving Financial Assistance

The ABCA provides that a corporation may give financial assistance to any person for any purpose, subject to certain disclosure obligations. Under the OBCA there are no such disclosure obligations.

Place of Meetings

Under the ABCA, meetings of shareholders must be held at the place within Alberta provided in the by- laws or in the absence of such provision, at the place within Alberta that the directors determine. Notwithstanding the foregoing, a meeting of shareholders may be held outside of Alberta if all of the shareholders entitled to vote at that meeting agree. However, if the articles so provide, meetings of shareholders may be held outside of Alberta. The Company's articles currently provide that meetings of the Company may be held outside of Alberta.

The OBCA provides that meetings of shareholders may be held outside of Ontario where the corporation's articles so provide.

Directors

The OBCA provides that a distributing company must have at least three directors, at least one third of whom are not officers or employees of the corporation or its affiliates. There is a 25% Canadian residency requirement for directors of an Ontario corporation, unless the corporation has fewer than four directors in which case the corporation must have at least one director being a resident Canadian.

The ABCA provides that a distributing company must have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. There is also a requirement that at least 25% of the directors of an Alberta corporation be resident Canadians.

Rights of Dissent to the Continuance

Shareholders are entitled to dissent in respect of the Continuance in accordance with section 191 of the ABCA. Strict compliance with the provisions of section 191 is required in order to exercise the right to dissent. Provided the Continuance becomes effective, each dissenting shareholder will be entitled to be paid the fair value of his, her or its Common Shares in respect of which such shareholder dissents in accordance with section 191 of the ABCA.  Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other Intermediary who wish to dissent should be aware that only the registered holders of such Common Shares are entitled to dissent.  Accordingly, a beneficial owner of Common Shares desiring to exercise his, her or its right to dissent must make arrangements for the Common Shares beneficially owned by such person to be registered in his, her or its name, or, alternatively, make arrangements for the registered holder of his, her or its Common Shares to dissent on his, her or its behalf.  See Appendix D to this management information circular for the full text of section 191.

In order to be effective, a written notice of objection to the Continuance Resolution must be received by the President of the Company, at 8000 South Chester Street, Suite 375, Centennial, CO 80112, USA, prior to the commencement of the Meeting, or at the Meeting to be held at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his Common Shares.  The complete dissent provisions of the ABCA are set forth in Appendix D herein.  The ABCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights.  Accordingly, each shareholder who might desire to exerciese the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

The Board may elect not to proceed with the transactions contemplated in the Continuance Resolution if any notices of dissent are received.

Continuance Resolution

The Company requests that the shareholders approve the Continuance, which requires the approval of not less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.  Accordingly, the shareholders will be asked at the Meeting to pass the following special resolution:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.          the Board be and is hereby authorized to:

(a)        make an application for the discontinuance of the Company from the Province of Alberta and obtain a certificate of discontinuance in respect thereof,

(b)        continue the Company into the Province of Ontario under section 180 of the OBCA, and

(c)        file articles of continuance and obtain a certificate of continuance and all such other certificates and writings with the Director under the OBCA as required in connection with such continuance resulting in the Company becoming incorporated under and subject to the laws of the Province of Ontario;

2.          subject to the issuance of such certificate of discontinuance and without affecting the validity of the Company and the existence of the Company by or under its charter documents and of any act done thereunder, the Company hereby approves and adopts: (a) in substitution for the existing articles of incorporation, the articles of continuance under the OBCA, in the form to be approved by any director or officer of the Company and as may be accepted by the Director under the OBCA; and (b) in substitution of the existing by-law of the Company, By-Law Number 1, being a by-law complying with the laws of the Province of Ontario and relating generally to the affairs of the Company, such by-law to be substantially in the form included in the management information circular as Appendix C;

3.          any director or officer of the Company be and is hereby individually authorized and directed for and on behalf of the Company to do all acts and things and to execute under the seal of the Company or otherwise and to deliver all such documents, instruments and writings as may be necessary or desirable in connection with the discontinuance of the Company from the Province of Alberta and the continuance of the Company into the Province of Ontario without further resolution;

4.          notwithstanding the approval of the shareholders of the Company as herein provided, the Board may, in its sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Company; and

5.          any one or more directors or officers be and are hereby authorized, upon the Board resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution."

Unless the shareholder has specified in the proxy that his, her or its Common Shares are to be voted against the approval of the Continuance, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of the foregoing resolution.

Number of Directors

The OBCA provides that, where a minimum and maximum number of directors of a company is provided for in its articles, the directors of a company may, if empowered by special resolution of the shareholders of the company, by resolution determine the number of directors within the minimum and maximum and the number of directors to be elected at the annual meeting of the shareholders of the company. Management is of the view that following the Continuance, this flexibility will be in the best interests of the

Company. The Company's articles currently allow a minimum of one director and a maximum of eleven directors.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form set out below (the “Number of Directors Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, empowering the directors of the Company to determine by resolution the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors to be elected at the annual meeting of shareholders of the Company.

The Company requests that the shareholders approve the Continuance, which requires the approval of not less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.  Accordingly, the shareholders will be asked at the Meeting to pass the following special resolution:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.         the directors of the Company be and they hereby are authorized and empowered to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company; and

2.         any one or more directors or officers be and are hereby authorized, upon the Board resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution.”

Unless the shareholder has specified in the proxy that his, her or its Common Shares are to be voted against the approval of the Continuance, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of the foregoing resolution.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)        the Company's Chief Executive Officer ("CEO");

(b)        the Company 's Chief Financial Officer ("CFO"); and

(c)        the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2009 and whose total compensation was, individually, more than $150,000 for the financial year ended December 31, 2009.

During the financial year ended December 31, 2009, the Company had three Named Executive Officers, being: Mark C. Maier, former President, CEO and CFO; Richard A. Munson, CEO, Corporate Secretary and director; and Jeffrey L. Vigil, former CFO.

Compensation Discussion and Analysis

The Board formulates and administers an executive compensation program. The executive compensation program is comprised of two principal elements: base salaries and incentive stock options, which are designed to provide a combination of cash and equity–based compensation to effectively compensate, attract, retain and motivate the directors and executive officers of the Company and to closely align the personal interests of such persons to those of the shareholders of the Company.

The Board recommends how much, if any, cash compensation will be paid to directors for services rendered by directors, in such capacity, to the Company. Directors who are otherwise employed by or engaged to provide services to the Company, are not paid any cash compensation for their services as directors. Notwithstanding the foregoing, all directors are primarily compensated for their services as directors through the granting of stock options in such amounts and upon such terms as may be approved by the Company’s directors from time to time.

Base Salaries

Base salaries for executive officers of the Company are reviewed annually in view of corporate and personal performance objectives, based on individual levels of responsibility. Salaries of the executive officers of the Company are not determined based on benchmarks or a specific formula; however, benchmarks, performance goals and other specific criteria may be developed as the Company matures.

Option Based Awards

The Company has adopted the Stock Option Plan that provides for the Board to grant, from time to time, in its discretion, and in accordance with the TSXV requirements to its directors, officers, employees and technical consultants, non-transferable options to purchase Common Shares provided that the number of Common Shares reserved for issuance under the Stock Option Plan does not exceed 10% of the issued and outstanding Common Shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of Common Shares reserved for issuance to any individual director or officer may not exceed 5% of the issued and outstanding Common Shares and the number of Common Shares reserved for issuance to all technical consultants may not exceed 2% of the issued and outstanding Common Shares. Subject to the expiry date of such option, options may be exercised up to 90 days following cessation of the optionee’s position with the Company (or in the case of optionees engaged in investor relations activities, up to 30 days following cessation), provided that if the cessation of office, directorship, or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

The process for determining option based awards for executive officers and directors of the Company is solely based on discussions by the members of the Board and the executive team, without any formal objectives, criteria or analysis.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the financial years ended December 31, 2009 and 2008.

Name and Principal Position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compen -sation ($)	Total compen- sation ($)
					Annual incentive Plans	Long- term incentive Pans
Mark C. Maier,(2) former President, CEO and CFO	2009	Nil	N/A	266,963	Nil	Nil	N/A	Nil	266,963
	2008	Nil	N/A	Nil	Nil	Nil	N/A	Nil	Nil
Richard A. Munson,(3) CEO, Corporate Secretary and director	2009	20,971	N/A	109,525	Nil	Nil	N/A	Nil	130,496
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jeffrey L. Vigil,(4) former CFO	2009	Nil	N/A	65,715	Nil	Nil	N/A	Nil	65,715
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
_____________________
Notes:
(1)           These amounts were calculated using the Black-Scholes-Merton model, based on grant date fair value of $0.4381 for option-based awards. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)           Mr. Maier ceased acting as President, CEO and CFO effective as of November 24, 2009.
(3)           Mr. Munson was appointed as CEO, Corporate Secretary and director effective as of November 24, 2009. No awards were granted in respect of Mr. Munson's position as a director of the Company.
(4)           Mr. Vigil was appointed as CFO effective as of November 24, 2009 and ceased acting as CFO effective as of February 4, 2010.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of awards granted to the Named Executive Officers and outstanding as at December 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Mark C. Maier,(2) former President, CEO and CFO	133,334	0.10	May 12, 2012	174,161	Nil	Nil
	609,366	0.50	November 24, 2014	553,670

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Richard A. Munson,(3) CEO, Corporate Secretary and director	250,000	0.50	November 24, 2014	227,150	Nil	Nil
Jeffrey L. Vigil,(4) former CFO	150,000.50		November 24, 2014	136,290	Nil	Nil
_____________________
Notes:
(1)            These amounts were calculated using the Black-Scholes-Merton model, based on the difference between the market price of the Common Shares and the exercise price of the options. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)            Mr. Maier ceased acting as President, CEO and CFO effective as of November 24, 2009.
(3)            Mr. Munson was appointed as CEO, Corporate Secretary and director effective as of November 24, 2009. No awards were granted in respect of Mr. Munson's position as a director of the Company.
(4)            Mr. Vigil was appointed as CFO effective as of November 24, 2009 and ceased acting as CFO effective as of February 4, 2010. As at February 4, 2010, 112,500 options had not vested and were therefore forfeited.

Value vested or earned during the year

The following table is a summary of the value vested or earned from awards granted to the Named Executive Officers and outstanding as at December 31, 2009.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark C. Maier,(2) former President, CEO and CFO	138,418	Nil	Nil
Richard A. Munson,(3) CEO, Corporate Secretary and director	56,788	Nil	Nil
Jeffrey L. Vigil,(4) former CFO	34,073	Nil	Nil
______________________
Notes:
(1)            These amounts were calculated using the Black-Scholes-Merton model, based on the difference between the market price of the Common Shares at exercise and the exercise price of the options on the vesting date. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)            Mr. Maier ceased acting as President, CEO and CFO effective as of November 24, 2009.
(3)            Mr. Munson was appointed as CEO, Corporate Secretary and director effective as of November 24, 2009. No awards were granted in respect of Mr. Munson's position as a director of the Company.
(4)            Mr. Vigil was appointed as CFO effective as of November 24, 2009 and ceased acting as CFO effective as of February 4, 2010. As at February 4, 2010, 112,500 options had not vested and were therefore forfeited.

For a discussion of the Stock Option Plan, see "Executive Compensation – Compensation Discussion and Analysis – Option Based Awards".

Pension Plan Benefits

The Company does not have a pension, retirement, deferred compensation plan or similar plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company currently has no employment contracts with the Named Executive Officers and does not have any compensatory plan, contract or arrangement whereunder the Named Executive Officers are entitled to receive more than $100,000 from the Company in the event of resignation, retirement or termination of the Named Executive Officer’s employment, a change of control of the Company or its subsidiaries or a change in responsibility following a change in control.

DIRECTOR COMPENSATION

Director compensation table

The following table is a summary of compensation paid to the directors of the Company for the financial year ended December 31, 2009.

Name(1)	Fees earned ($)(2)	Share- based awards ($)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John R. Adams(4)	4,685	Nil	109,525	Nil	N/A	Nil	109,525
Joel D. Schneyer	3,123	Nil	266,964	Nil	N/A	Nil	266,964
Charles M. Gryba(5)	3,123	Nil	288,868	Nil	N/A	Nil	288,868
______________________
Notes:
(1)           Messrs. Maier and Munson are Named Executive Officers and therefore, compensation received by these individuals are reflected in the Summary Compensation Table. Only non-executive directors of the Company receive fees for attendance at meetings of the Board and its sub-committees; accordingly, Messrs. Maier and Munson did not receive any compensation for attendance at such meetings.
(2)           Director fees were deferred until 2010.
(3)           These amounts were calculated using the Black-Scholes-Merton model, based on grant date fair value of $0.4381. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(4)           Lead Director of the Board.
(5)           Mr. Gryba ceased acting as a director of the Company effective November 24, 2009.

Compensation of Directors

For the financial year ended December 31, 2009, non-executive directors of the Company earned aggregate fees of $10,931 but the payment of such fees was deferred to 2010. Non-executive directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors. Directors who are officers of the Company are not paid any amount in their capacities as directors of the Company.

Compensation for Services and Other Arrangements

None of the directors of the Company were compensated for their services as consultants or experts, or in their capacity as directors of the Company during the financial year ended December 31, 2009 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of awards granted to the directors of the Company and outstanding as at December 31, 2009.

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
John R. Adams(3)	250,000	0.50	November 24, 2014	227,125	Nil	Nil
Joel D. Schneyer	133,333	0.10	May 12, 2012	147,160	Nil	Nil
	609,368	0.50	November 24, 2014	553,672
Charles M. Gryba(4)	133,333	0.10	May 12, 2012	147,160	Nil	Nil
	659,366	0.50	November 24, 2014	599,100
______________________
Notes:
(1)           Messrs. Maier and Munson are Named Executive Officers and therefore, compensation received by these individuals are reflected in the Summary Compensation Table. Only non-executive directors of the Company receive fees for attendance at meetings of the Board and its sub-committees; accordingly, Messrs. Maier and Munson did not receive any compensation for attendance at such meetings.
(2)           These amounts were calculated using the Black-Scholes-Merton model, based on the difference between the market price of the Common Shares and the exercise price of the options. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)           Lead Director of the Board.
(4)           Mr. Gryba ceased acting as a director of the Company effective November 24, 2009.

Value vested or earned during the year

The following table is a summary of the value vested or earned from awards granted to the directors of the Company and outstanding as at December 31, 2009.

Name(1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John R. Adams(3)	36,790	Nil	Nil
Joel D. Schneyer	138,418	Nil	Nil
Charles M. Gryba(4)	149,775	Nil	Nil
____________________
Notes:
(1)           Messrs. Maier and Munson are Named Executive Officers and therefore, compensation received by these individuals are reflected in the Summary Compensation Table. Only non-executive directors of the Company receive fees for attendance at meetings of the Board and its sub-committees; accordingly, Messrs. Maier and Munson did not receive any compensation for attendance at such meetings.
(2)           These amounts were calculated using the Black-Scholes-Merton model, based on the difference between the market price of the Common Shares at exercise and the exercise price of the options on the vesting date. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)           Lead Director of the Board.
(4)           Mr. Gryba ceased acting as a director of the Company effective November 24, 2009.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201, Corporate Governance Guidelines (the "Guidelines") and National Instrument 58-101, Disclosure of Corporate Governance Practices (the "Disclosure Rule") were adopted by the securities regulatory authorities in Canada. Corporate governance practices are established in order to provide greater transparency for the marketplace regarding an issuer's corporate governance practices. Set out below is a description of the Company's approach to corporate governance, in compliance with the requirements prescribed by the Disclosure Rule and Guidelines.

Board of Directors

The independent member of the Board is P. Greg Barnes. Richard A. Munson is not considered to be independent with the meaning of the Disclosure Rule by virtue of his position as an executive officer of the Company. John R. Adams and Mark C. Maier are not considered to be independent with the meaning of the Disclosure Rule given their positions as past executive officers.

The Board maintains the exercise of independent supervision over management by encouraging open and candid discussion from its independent director. In addition, although Messrs. Maier and Adams are not considered to be independent, the Board does not view these relationships as impairing the ability of the Board to act independently of management.

Other Public Company Directorships

No directors of the Company are directors of other reporting issuers (other than the Company).

Orientation and Continuing Education of Board Members

New members of the Board receive an orientation package which includes reports on operations and results, a policy manual, and public disclosure filings by the Company. Meetings of the Board are sometimes held at the Company’s facilities or by conference call, and are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available throughout the year for discussion with all members of the Board.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict of interest provisions under corporate legislation which restricts an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient, at the current stage of the Company, to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The size of the Board will be reviewed annually when the Board considers the number of directors to recommend for election at the annual meeting of shareholders. The Board takes into account the number of directors required to carry out the duties of the Board effectively, and to maintain a diversity of views and experience.

Compensation of Directors and Officers

The Board formulates and administers an executive compensation program. The executive compensation program is comprised of two principal elements: base salaries and incentive stock options. The Board determines how much, if any, cash compensation will be paid to directors for services rendered by directors, in such capacity, to the Company. Directors who are otherwise employed by or engaged to provide services to the Company, are not paid any cash compensation for their services as directors.

Notwithstanding the foregoing, all directors are primarily compensated for their services as directors through the granting of stock options in such amounts and upon such terms as may be approved by the Company’s directors from time to time. See "Executive Compensation" and "Director Compensation", above, for additional details.

Assessment of Directors, the Board and Board Committees

The Board monitors the adequacy of information given to directors, the communications between the Board and management and the strategic direction and processes of the Board and its Audit Committee in order to satisfy itself that the Board, its Audit Committee and its individual directors are performing effectively.

AUDIT COMMITTEE

Audit Committee Mandate

The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting process of the Company and annual external audits of the financial statements. The Audit Committee has set out its responsibilities and composition requirements in fulfilling its oversight in relation to the Company’s internal accounting standards and practices, financial information, accounting systems and procedures.

A copy of the Audit Committee's Charter is set out in Appendix E herein.

Composition of the Audit Committee

The Audit Committee consists of P. Greg Barnes, Mark C. Maier and John R. Adams. P. Greg Barnes is considered to be independent. Although Messrs. Maier and Adams are not considered to be independent with the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110") given their positions as past executive officers, the Board does not view these relationships as impairing the ability of the Audit Committee or Board to act independently of management in accordance with NI 52-110. All members are considered to be financially literate.

Relevant Education and Experience of Audit Committee Members

P. Greg Barnes –Director – Age 46

P. Gregory Barnes, of Centennial, Colorado, holds a B.Sc. in Geological Sciences from the University of Texas and a M.Sc. in Economics from the London School of Economics. Mr. Barnes has advised several prominent family offices and hedge funds both in the United States and Europe since 2001. Mr. Barnes has over 15 years’ experience in physical commodity trading and in structuring and managing portfolios of global hedge fund and private equity investments. Mr. Barnes is a director of several privately held firms, including Three Palms LLC, Galaxy Funds, Inc., ETK, Inc., T.H.E. Oilfield Services Ltd. and Hunter Energy LLC.

Mark C. Maier – Director – Age 40

Mark Maier, of Calgary, Alberta, is currently the Vice President Business Development of Aurum Group, and investment manager for AlphaVest Partners and Aurum Venture Partners. Mr. Maier was formerly employed by Merrill Lynch (London) as an Associate Vice President, where after, he worked in Florida, USA, as a Risk Manager for AVM L.P., a registered broker/dealer and service company to III Associates L.P., a hedge fund advisor. Mr. Maier holds the Chartered Financial Analyst designation. In addition, Mr. Maier holds a Masters of Science degree, a Masters degree in Business and a Bachelor of Arts.

John R. Adams – Proposed Lead Director – Age 63

John Adams resides in Steamboat Springs, Colorado. In 1982, Mr. Adams took over control of the privately held Energy Fuels group of companies (“Energy Fuels”), which was the leading uranium producer in the United States during the 1980’s through 1993. The uranium businesses of Energy Fuels were sold in 1993 and subsequent to the sale, Mr. Adams continued to be active in the coal mining business and other mineral, real estate and banking businesses. Mr. Adams was a co-founder of ETK and as President and Director of ETK, has directed all Guyana operations of ETK since its formation. Mr. Adams remains the Chairman, President and a director of Energy Fuels and of other international companies.

Reliance on Certain Exemptions

During the most recently completed financial year, the Company, as a “venture issuer”, has relied on the exemptions provided by section 6.1 of NI 52-110 with respect to Part 3 - Composition of the Audit Committee and Part 5 — Reporting Obligations.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years:

Financial Year Ended	Audit Fees	Audited-Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2009	23,262	Nil	Nil	69,563
2008	7,313	Nil	5,009	Nil
_____________________
Notes:
(1)           The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.
(2)           The aggregate fees billed for tax compliance, tax advice and tax planning services.
(3)           The aggregate fees billed for professional services other than those listed in the other three columns.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table is a summary of compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,253,100	0.462	2,932,736
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,253,100	0.462	2,932,736
______________________
Notes:
(1)           Represents the total number of Common Shares issuable upon the exercise of stock options under the Stock Option Plan.
(2)           Based on the maximum number of Common Shares reserved for issuance upon the exercise of stock options under the Stock Option Plan of 7,185,836, after deducting all options that have been exercised under the Stock Option Plan and adding back all unexercised, expired options since the adoption of the Stock Option Plan.

For a discussion of the Stock Option Plan, see "Executive Compensation - Compensation Discussion and Analysis - Option Based Awards".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

As at the date hereof, no executive officer, director or employee, or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to: (a) the Company or any of its subsidiaries; or (b) another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no informed person of the Company, proposed director of the Company, nor any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction of the Company since January 1, 2009 or in any proposed transaction which has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's audited financial statements and the Company's management's discussion and analysis for the financial years ended December 31, 2008 and 2007. A copy of the Company's audited financial statements and management's discussion and analysis can be obtained, upon request, from the Corporate Secretary of the Company at 8000 South Chester Street, Suite 375, Centennial, CO 80112, USA.

APPROVAL

The contents and sending of this management information circular have been approved by the directors of the Company.

DATED this 18th day of February, 2010

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Richard A. Munson"

Richard A. Munson
Chief Executive Officer and Corporate Secretary

APPENDIX A
SANDSPRING RESOURCES LTD.

NOTICE OF CHANGE OF AUDITORS

TO:	DeIoitte & Touche LLP, Chartered Accountants
3000 Scotia Centre
700 2nd Street SW Calgary AB T2P 0S7
Canada
Attn: Sippy Chhina, Partner

AND TO:	KPMG LLP, Chartered Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Attn: Derek Peters, Partner

TAKE NOTICE THAT:

(a)        Deloitte & Touche LLP, Chartered Accountants, the former auditors of SANDSPRING RESOURCES LTD. (the "Corporation") have, at the request of the corporation, tendered their resignation effective December 18, 2009 and the Board of Directors of the Corporation effective December 18, 2009 has appointed KPMG LLP, Chartered Accountants, as successor auditors in their place;

(b)        the former auditors of the Corporation were requested to resign by the Corporation;

(c)        the resignation of Deloitte & Touche LLP, Chartered Accountants, and the appointment of KPMG LLP, Chartered Accountants, in their place have been approved by the Board of Directors of the Corporation;

(d)        there have been no reservations contained in the former auditors' reports on any of the financial statements of the Corporation commencing at the beginning of the two most recently completed fiscal years and ending on December 18, 2009; and

(e)        there are no reportable events (as defined in 7(e) of National Instrument 51-102).

DATED as of the 18th day of December, 2009.

BY ORDER OF THE BOARD

(signed) "Richard A. Munson"

Richard A. Munson
Chief Executive Officer

Deloitte	Deloitte & Touche LIP 3000 Scotia Centre 700 Second Street 5.W, Calgary AB T2P 057 Canada Tel: (403) 267 1700 Fax: (403) 264 2871 www.deloltte.ca

December 21, 2009

To:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission

Attention: Continuous Disclosure

To whom it may concern:

Re: Sandspring Resources Ltd. (the “Corporation”) Change of Auditors Notice

Pursuant to Section 4.11, Paragraph (5)(a)(ii)(B) of National Instrument 51-102, we hereby confirm our agreement with the information contained in the Change of Auditor Notice sent to us by the Corporation dated December 18, 2009. This confirmation is based on our knowledge of the information to date.

Yours very truly.

/s/ Deloitte & Touche LLP

Chartered Accountants

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto ON M5H 2S5	Telephone (416) 777-850 Fax (416) 777-8818 Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission - Securities Division

Dear Sirs:

Re: Notice of Change of Auditors of Sandspring Resources Ltd.

We have read the Notice of Change of Auditors of Sandspring Resources Ltd. dated December
18, 2009 and are in agreement with the statements contained in such Notice, except that we are not in a position to agree or disagree with the Company’s statement in such Notice regarding “reportable events”.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
January 15, 2010

APPENDIX B
SANDSPRING RESOURCES LTD.

STOCK OPTION PLAN

1.  Purpose

The purpose of the Stock Option Plan (the "Plan") of SANDSPRING RESOURCES LTD., a corporation incorporated under the Business Corporations Act (Alberta) (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the "Shares"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.  Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

3.  Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "Exchange").

4.  Shares Subject to Plan

Subject to adjustment as provided in Section 16 hereof, the Shares to be offered under the Plan shall consist of common shares of the Corporation's authorized but unissued common shares. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

However, other than in connection with a "'Qualifying Transaction" (as defined in Policy 2.4 of the Exchange) or otherwise accepted by the Exchange, during the time that the Corporation is a "Capital Pool Company" (as defined in Policy 2.4 of the Exchange), the aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the common shares of the Corporation issued and outstanding at the closing of the Corporation's initial public offering.

5.  Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6.  Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants"). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.  Exercise Price

(a)       The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)       Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced if at least 6 months have elapsed since the later of the date of the Commencement of the term, the date the Corporation's shares commenced trading or the date the exercise price was reduced. In the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8.  Number of Optioned Shares

(a)       The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)       No single Participant may be granted options to purchase a number of Shares equalling more than 5% of the issued common shares of the Corporation in any twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)       Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one consultant of the Corporation (or any of its subsidiaries).

(d)       Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve month period to persons employed to provide investor relation activities. Options granted to Consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than 1/4 of the options vesting in any 3 month period.

9.  Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange ("TSX Venture"), the maximum term may not exceed 10 years if the Corporation is classified as a Tier 1" issuer by the TSX Venture, and the maximum term may not exceed 5 years if the Corporation is classified as a “Tier 2" issuer by the TSX Venture.

10.  Option Period, Consideration and Payment

(a)       The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)       Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)       Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)       Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)       The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

11.  Ceasing To Be a Director, Officer, Consultant or Employee

(a)       Subject to subsection (b), if a Participant shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant's services to the Corporation.

(b)       If the Participant does not continue to be a director, officer, consultant, employee of the Resulting Issuer upon completion of the Corporation's Qualifying Transaction (as such terms are defined in the policies of the Exchange), the options granted hereunder must be exercised by the Participant within the later of 12 months after completion of the Qualifying Transaction and 90 days after the Participant ceases to become a director, officer, consultant or employee of the Resulting Issuer.

(c)       Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.  Death of Participant

Notwithstanding section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)       by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)       if and to the extent that such Participant was entitled to exercise the Option at the date of his death.

13.  Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14.  Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.  Cash Surrender Option

Where the Shares are listed and posted for trading on a recognized stock exchange, Participants may elect to surrender, unexercised, options to purchase Shares ("Options") granted pursuant to the Plan that are vested and exercisable, to the Corporation in consideration of the receipt by the Participant of an amount (the "Settlement Amount") equal to the excess, if any, of the aggregate fair market value of the Shares (based on the weighted average trading price of the Shares on such stock exchange during the five trading days preceding the date of surrender or the price pursuant to an offer made for all of the issued and outstanding Shares, whichever is greater) able to be purchased pursuant to the vested and exercisable portion of such Options on the date of surrender, over the aggregate exercise price for the Shares pursuant to such Options. In no circumstances will the Participant at any time be obligated to surrender Options as provided by this cash surrender option. The Corporation may, in its sole discretion, refuse to accept the surrender of unexercised Options and if any such surrender is not accepted by the Corporation or completed for any reason, the notice of surrender (as described below) shall be deemed to be withdrawn and the Options in respect of which such notice was provided shall again become subject to their original terms as if such notice of surrender had not been provided. Unexercised Options may be surrendered in whole or in part from time to time by delivery to the Corporation at its head office of a written notice of surrender specifying the number of Shares with respect to which the unexercised Options are being surrendered. Upon the surrender of unexercised Options as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver to the relevant Participant (or his personal representative, if applicable) or to the order thereof, payment of the Settlement Amount (net of any amounts required to be withheld under applicable withholding legislation) by way of cheque or otherwise in a manner acceptable to the Corporation.

16.  Adjustments

If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, any adjustments relating to the Shares optioned or issued on exercise of options and the exercise price per Share as set forth in the respective stock option agreements shall be made in accordance to the terms of such agreements.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

17.  Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

18.  Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall result in a material adverse change to the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

19.  Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

20.  Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

21.  Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf, effective the 16th day of March, 2007 and approved by the shareholders of the Corporation on the 16th day of March, 2007.

(signed) "Mark Maier" __________________________________ MARK MAIER Director

APPENDIX C
BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

SANDSPRING RESOURCES LTD.

CONTENTS

1.	Interpretation
2.	Business of the Corporation
3.	Directors
4.	Committees
5.	Officers
6.	Protection of Directors, Officers and Others
7.	Shares
8.	Dividends and Rights
9.	Meetings of Shareholders
10.	Divisions and Departments
11.	Notices
12.	Electronic Documents
13.	Effective Date
14.	Repeal

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Sandspring Resources Ltd. (the "Corporation") as follows:

SECTION ONE

INTERPRETATION

1.01	Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(1)
"Act" means the Business Corporations Act, R.S.0. 1990 c. B.16 and the regulations under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2)	"appoint" includes "elect" and vice versa;

(3)	“articles” means the articles of the Corporation as from time to time amended or restated;

(4)	“board" means the board of directors of the Corporation;

(5)	"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(6)
"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(7)	"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(8)
"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(9)	“Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006, c.8. as amended from time to time;

(10)	"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.03 or by a resolution passed pursuant thereto;

(11)
all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as “resident Canadian”, shall have the meanings given to such terms in the Act; and

(12)
the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word "person" shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

1.02	Conflict with Laws

In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01	Corporate Seal

The Corporation may, but need not adopt a corporate seal and if one is adopted it shall be in such form as the directors may by resolution adopt from time to time.

2.02	Financial Year

The financial year of the Corporation shall be as determined by the board from time to time.

2.03	Execution of Instruments

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any two officers or directors, or a combination thereof and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality.  The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons or any legal entity on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation, if any, may when required be affixed to contracts, documents and instruments in writing signed as set out above or by any officer or officers, person or persons, appointed as set out above by resolution of the board.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the President, any Executive Vice-President, or any Vice-President together with any one of the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any one of the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

2.04	Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.05	Custody of Securities

All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.06	Voting Shares and Securities in other Companies

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine.  The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

SECTION THREE

DIRECTORS

3.01	Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board.  Subject to the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.

3.02	Qualification

No person shall be qualified for election as a director if disqualified in accordance with the Act (which would currently include: a person who is less than 18 years of age; a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; a person who is not an individual; or a person who has the status of a bankrupt).

A director need not be a shareholder.  The board shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act (which is currently a minimum of 25%).  If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.03	Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election.  The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board.  The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder.  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.04	Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.05	Vacation of Office

A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.06	Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders.  In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.  If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.07	Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation.  Subject to paragraph 3.08, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board.  Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.08	Electronic Participation

Subject to the Act, if all of the directors consent, a director may participate in a meeting of the board or a committee of the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting.  A consent is effective whether given before or after the meeting and may be given with respect to all meetings of the board and committees of the board.

3.09	Place of Meetings

Meetings of the board may be held at any place within or outside Ontario.  In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

3.10	Calling of Meetings

Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director may determine and the Secretary or Assistant Secretary, when directed by the board, the Chairman of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director shall convene a meeting of the board.

3.11	Notice of Meeting

Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph  11.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

3.12	First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.13	Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.14	Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named.  A copy of a schedule of regular meetings of the board setting forth the proposed dates, times and places of such regular meetings shall be sent to each director at the commencement of each calendar year, however, each director shall also be provided with a follow-up notice of meeting and agenda prior to each regularly scheduled meeting.

3.15	Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President, an Executive Vice-President or a Vice-President.  If no such officer is present, the directors present shall choose one of their number to be chairman.

3.16	Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question.  In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

3.17	Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act.  Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract or transaction so referred to the board shall not attend any part of a meeting of the board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act.  If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of this section, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution.  Where all of the directors are required to disclose their interests pursuant to this section, the contract or transaction may be approved only by the shareholders.

3.18	Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FOUR

COMMITTEES

4.01	Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise.

4.02	Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place within or outside Ontario.

4.03	Audit Committee

The board may, and shall if the Corporation becomes an offering corporation within the meaning of the Act, elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates.  The audit committee shall have the powers and duties provided in the Act.

4.04	Advisory Committees

The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.05	Procedure

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION FIVE

OFFICERS

5.01	Appointment

The board may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed.  The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation.  Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office.  In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer.  All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures.  In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.02	Chairman of the Board

The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board.  Each committee of the board shall appoint a Chairman which shall be a member of the relevant committee of the board and shall, when present, preside at all meetings of committees of the board.  The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board.  During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

5.03	President

The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify.  The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

5.04	Executive Vice-President or Vice-President

Each Executive Vice-President or Vice-President shall have such powers and duties as the board or the President may specify.  The Executive Vice-President or Vice-President or, if more than one, the Executive Vice-President or Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that an Executive Vice-President or a Vice-President who is not a director shall not preside as chairman at any meeting of the board.

5.05	Secretary or Assistant Secretary

The Secretary or Assistant Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

5.06	Treasurer or Assistant Treasurer

The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer or Assistant Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify.  Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Corporation.

5.07	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.08	Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.09	Term of Office

The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer's rights under any employment contract.  Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.10	Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.  The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

5.11	Conflict of Interest

An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph 3.17.

5.12	Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

SECTION SIX

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01	Submission of Contracts or Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.02	For the Protection of Directors and Officers

In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby.  Subject to the provisions of the Act and to paragraph 3.17, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.03	Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.  If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.04	Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if

(a)
the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request;

(b)
in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(c)	a court or other competent authority has not judged that the individual has committed any fault or omitted to do anything that the individual ought to have done.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. The Corporation may advance monies to a director, officer or other individual for costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above.  Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

6.05	Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION SEVEN

SHARES

7.01	Allotment

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.  Shares may be issued as uncertificated securities or be represented by share certificates in accordance with the provisions of the Act and the Securities Transfer Act.

7.02	Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03	Registration of Transfers

All transfers of securities of the Corporation shall be made in accordance with the Act and the Securities Transfer Act.  Subject to the provisions of the Act and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the Act) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.

7.04	Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers.  Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent.  The board may at any time terminate such appointment.

7.05	Lien for Indebtedness

The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange in or outside Canada, the Corporation shall not have such lien.  The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

7.06	Non-recognition of Trusts

Subject to the provisions of the Act and the Securities Transfer Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

7.07	Share Certificates and Written Evidence of Ownership

Every holder of one or more shares of the Corporation that are certificated securities under the Act shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register.  Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve.  Any share certificate shall be signed in accordance with paragraph 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar.  The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation.  A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.  Holders of uncertificated securities of the Corporation shall be entitled to receive a written notice or other documentation as provided by the Act.

7.08	Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.09	Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

7.10	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION EIGHT

DIVIDENDS AND RIGHTS

8.01	Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02	Dividend Cheques

A dividend payable in cash shall be paid either electronically by direct deposit or by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs.  In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as set out in this section, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.03	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as set out in section 8.02, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.04	Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act.  If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

8.05	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION NINE

MEETINGS OF SHAREHOLDERS

9.01	Annual Meetings

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the President may from time to time determine, in any event no later than the earlier of (i) six months after the end of each of the Corporation’s financial years, and (ii) fifteen months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.02	Special Meetings

The board, the Chairman of the Board (if any) or the President shall have the power to call a special meeting of shareholders at any time.

9.03	Place of Meetings

Subject to the Corporation’s articles, a meeting of shareholders of the Corporation shall be held at such place in or outside of Ontario as the board may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.  If the Corporation makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

9.04	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 11.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting.  A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.05	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting.  If a record date for the meeting is fixed pursuant to paragraph 9.06, the list of shareholders entitled to receive notice of the meeting shall be prepared not later than ten days after such record date.  If no record date is fixed, the list of shareholders entitled to receive notice of the meeting shall be prepared as of the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held.  The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting of shareholders for which the list was prepared.

9.06	Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 30 days (or pursuant to the time limitations as may be prescribed by the Act from time to time), as a record date for the determination of the shareholders entitled to receive notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange.  If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.07	Meetings Held by Electronic Means

If the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

9.08	Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a)	if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)
if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.  If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.09	Chairman, Secretary and Scrutineers

The Chairman of the Board or any other director or officer of the Corporation, as determined by the board, may act as chairman of any meeting of shareholders.  If no such director or officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  If the Secretary or Assistant Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.10	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.11	Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

9.12	Right to Vote

The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

9.13	Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.  A proxy shall be in writing executed by the shareholder or his attorney authorized in writing (or by electronic signature) and shall conform with the requirements of the Act.

9.14	Time for Deposit of Proxies

The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.15	Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.16	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question.  In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.17	Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, which may include such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, made available by the Corporation for that purpose, unless a ballot thereon is required or demanded as hereinafter provided.  Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Corporation has made available for such purpose, and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.  For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

9.18	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chairman shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.19	Adjournment

The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place.  If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned.  If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.20	Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION TEN

DIVISIONS AND DEPARTMENTS

10.01	Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more subsidiaries, partnerships or other legal entities upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case.  The board may also cause the business and operations of any such subsidiary, partnership or other legal entity to be further divided into subsidiaries, partnerships or other legal entities and the business and operations of any such subsidiaries, partnerships or other legal entities to be consolidated upon such basis as the board may consider appropriate in each case.

10.02	Name of Division

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

10.03	Officers of Division

From time to time the board or, if authorized by the board, the President and/or Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration.  The board or, if authorized by the board, the President and/or Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract.  Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION ELEVEN

NOTICES

11.01	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given; delivered to the recorded address of the person; mailed to the person’s recorded address by prepaid or ordinary or air mail; sent to the person’s recorded address by any means of prepaid transmitted or recorded communication; or an electronic document is provided in accordance with Section Twelve of this by-law.

A notice delivered as set out in this section is deemed to have been given when it is delivered personally or to the recorded address; a notice mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by means of transmitted or recorded communication as set out in this section is deemed to have been dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Section Twelve shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable.  The Secretary or Assistant Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02	Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, mechanically reproduced or electronically reproduced in whole or in part.

11.03	Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper continuing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box.  With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means.  A certificate of the Chairman of the Board (if any), the President, an Executive Vice-President, a Vice-President, the Secretary, the Assistant Secretary, the Treasurer or the Assistant Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

11.04	Notice to Joint Shareholders

All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

11.05	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

11.06	Undelivered Notices

If any notice given to a shareholder pursuant to paragraph  11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.07	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

11.08	Deceased Shareholders

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

11.09	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.10	Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION TWELVE

ELECTRONIC DOCUMENTS

12.01	Creation and Provision of Information

Unless the Corporation’s articles provide otherwise, and subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document.  Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

SECTION THIRTEEN

EFFECTIVE DATE

13.01	Effective Date

This by-law shall come into force upon being passed by the board.

SECTION FOURTEEN

REPEAL

14.01	Repeal

Upon this by-law coming into force, the prior by-law number 1 of the Corporation shall be repealed, provided that such repeal shall not affect the previous operation of such by-law number 1 so repealed or affect the validity of any act done or right, privilege, obligation, acquired or incurred, or the validity of any contract or agreement made pursuant to such by-law number 1 prior to its repeal.  All resolutions of the shareholders and of the board with continuing effect passed under such repealed by-law number 1 shall continue to be good and valid except to the extent that such resolutions are inconsistent with this by-law.

ENACTED this 25th day of March, 2010.

WITNESS the seal of the Corporation.

(signed) “Richard A. Munson”	(signed) “Abraham P. Drost”
Richard A. Munson Chief Executive Officer	Abraham P. Drost President

APPENDIX D
SANDSPRING RESOURCES LTD.

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Shareholder's Right To Dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(a)        amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)        amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)        amalgamate with another corporation, otherwise than under section 184 or 187,
(d)        be continued under the laws of another jurisdiction under section 189, or
(e)        sell, lease or exchange all or substantially all its property under section 190.

(2)        A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)        In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)        A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)        A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)        at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)        if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)        An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)        by the corporation, or

(b)        by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)        If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)        Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)        at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)        within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)        Every offer made under subsection (7) shall

(a)        be made on the same terms, and

(b)        contain or be accompanied with a statement showing how the fair value was determined.

(10)      A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)      A dissenting shareholder

(a)        is not required to give security for costs in respect of an application under subsection (6), and

(b)        except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)       In connection with an application under subsection (6), the Court may give directions for

(a)        joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)        the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)        the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)        the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)        the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)         the service of documents, and

(g)        the burden of proof on the parties.

(13)      On an application under subsection (6), the Court shall make an order (a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(a)        giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(b)        fixing the time within which the corporation must pay that amount to a shareholder.

(14)       On

(a)        the action approved by the resolution from which the shareholder dissents becoming effective,

(b)        the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)        the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)      Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)      Until one of the events mentioned in subsection (14) occurs,

(a)        the shareholder may withdraw the shareholder's dissent, or

(b)        the corporation may rescind the resolution, arid in either event proceedings under this section shall be discontinued.

(17)      The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights, as a shareholder by reason of subsection (14) until the date of payment.

(18)      If subsection (20) applies, the corporation shall, within 10 days after

(a)        the pronouncement of an order under subsection (13), or

(b)        the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)      Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)       A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)        the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)        the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX E
SANDSPRING RESOURCES LTD.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I           PURPOSE

The Audit Committee (the "Committee") will consist of a majority of independent directors and is appointed by the Board of Directors (the "Board") of Sandspring Resources Ltd. (the "Corporation") to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:

•           conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•           assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;

•           ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

•           review the quarterly and annual financial statements and management's discussion and analysis of the Corporation's financial position and operating results and report thereon to the Board for approval of same;

•           select and monitor the independence and performance of the Corporation's outside auditors (the "Independent Auditors"), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration; and

•           provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part III of this Charter.

II          AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)         engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)         set and pay the compensation for advisors employed by the Committee; and

(c)         communicate directly with the internal and external auditors.

III         COMPOSITION AND MEETINGS

1.   The Committee and its membership shall meet all applicable legal and listing requirements, including, without limitation, those of the TSX Venture Exchange ("TSXV"), its incorporating statute and all applicable securities regulatory authorities.

2.   The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.   Each member of the Committee shall be “financially literate” (as defined by applicable securities laws and regulations).

4.   The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.   If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.    If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.   The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.   Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.         The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.        The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

11.        The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

12.       Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation.

IV        RESPONSIBILITIES

A          Financial Accounting and Reporting Process and Internal Controls

1.         The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable Canadian accounting standards and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements. With respect to the annual and interim financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.         The Committee shall review management's internal control report and the evaluation of such report by the Independent Auditors, together with management’s response.

3.         The Committee shall review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, annual and interim earnings press releases and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information.

4.         The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in subsection (3), and periodically assess the adequacy of these procedures.

5.         The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, deems appropriate.

6.         The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

7.         The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.         The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.         The Committee shall establish procedures for:

(a)        the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or  auditing matters; and

(b)        the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10.        The Committee shall provide oversight to related party transactions entered into by the Corporation.

B          Independent Auditors

1.         The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

2.         The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.         The Committee shall pre-approve all audit and non-audit services (including, without limitation, the review of any interim financial statements of the Corporation by the Independent Auditors at the discretion of the Committee) not prohibited by law to be provided by the Independent Auditors.

4.         The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

5.         The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

6.         The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports.

7.         The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within applicable Canadian accounting principles that were discussed with management, their ramifications, and the Independent Auditors' preferred treatment and material written communications between the Corporation and the Independent Auditors.

8.         The Committee shall review fees paid by the Corporation to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.         The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

10.         The Committee shall monitor and assess the relationship between management and the external auditors, and monitor and support the independence and objectivity of the external auditors.

C          Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.